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                                                               EXHIBIT 99.(a)(8)

                 Walton Street Capital Acquisition Co., L.L.C.
                           900 North Michigan Avenue
                               Chicago, IL  60611

                                                                December 5, 1995

To Limited Partners of Balcor Realty Investors 85 - Series III,
         A Real Estate Limited Partnership:

         On November 16, 1995, Walton Street Capital Acquisition Co., L.L.C. (the "Purchaser") commenced a tender offer for up to 45% of the outstanding limited partnership interests (the "Interests") in Balcor Realty Investors 85 - Series III, A Real Estate Limited Partnership (the "Partnership").

         On November 20, 1995, the Purchaser reported that an affiliate of Insignia Financial Group, Inc. ("Insignia") entered into a partnership with the Purchaser. Insignia currently manages all of the Partnership's properties. Insignia is one of the largest full service real estate organizations in the U.S. and it performs services for approximately 900 limited partnerships. Insignia believes it is the largest manager of multifamily residential properties in the U.S. As a result of its relationship as property manager, Insignia was able to perform a detailed liquidation analysis of the properties and believes the Partnership's pro forma liquidation value is $244 per Interest (the Purchaser's previously disclosed net asset value is $235 per Interest).

         Limited Partners are urged to consider all of the factors set forth in the Offer to Purchase, as supplemented by the First Supplement enclosed herewith, including the following which are relevant to the valuation of
Interests:

         . As disclosed in the Offer to Purchase, the Purchaser believes that the fair value of an Interest should be less than the estimated net asset value on a per Interest basis, for reasons such as lack of liquidity, uncertainty as to future timing and amount of distributions, the Limited Partners' lack of control over the Partnership and certain tax considerations. The Purchase Price ($164) is below the Purchaser's estimate of the net asset value of the Partnership's assets on a per Interest basis ($235), and it is also below Insignia's estimated net liquidation value ($244) and the net distributable value determined under certain historical liquidation analyses prepared by the General Partner.

         . The Purchaser is making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to purchase Interests at a low price and the desire of the Limited Partners to sell their Interest(s) at a high price. The Purchaser expects to profit on this investment over a period of several years. The Purchaser is prepared to accept the risk inherent in the ownership of interests in real estate and the uncertainties therein. The actual performance of the Partnership is subject to a significant number of factors, many of which are beyond the control of the Limited Partners and the General Partner.

         . In general, acceptance of the Offer will constitute a taxable event to you. Depending upon your specific tax situation, a sale of all of your Interest(s) might enable you to utilize previously nondeductible passive losses to generate additional savings for federal
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                 income tax purposes.  Each Limited Partner should consult his or her own tax advisor as to the particular tax consequences to such Limited Partner of selling or not selling Interests pursuant to the Offer.

         . The General Partner reported that it hired Alex, Brown & Sons Incorporated ("Alex Brown") to provide a range of liquidation valuations. Alex Brown's liquidation valuation per Interest, based upon historical data supplied by the General Partner and visits to only a sample of the properties, is between $302 and $389. In addition to other qualifications, Alex Brown's letter to the Partnership specifically states: "THE VALUATION STATED HEREIN DOES NOT CONSTITUTE A RECOMMENDATION TO THE HOLDERS OF THE UNITS, NOR ARE WE [ALEX BROWN] EXPRESSING ANY OPINION ON THE FAIRNESS OR ADEQUACY OF THE OFFER." The Purchaser and Insignia do not agree with Alex Brown's range of values for the Interests.

         . Alex Brown's liquidation valuation assumes an "orderly liquidation over twelve months" of the Partnership's assets. This assumption is inconsistent with the General Partner's November 30, 1995 response to the Offer in which the General Partner indicated an orderly liquidation over the next four to five years although "the timing of the liquidation may be lengthened or shortened in response to changing market conditions, economic factors, interest rates and unforeseen events." The Partnership was originally formed in 1984. In the Partnership's Form 10-K for the year ended December 31, 1994, the General Partner states "it has become necessary for the [Partnership] to retain ownership of many of its properties for longer than the holding period for the assets originally described in the prospectus."

         . NEITHER THE GENERAL PARTNER NOR ALEX BROWN HAS MADE AN OFFER TO PURCHASE YOUR INTEREST(S).

         . THE OFFER REPRESENTS THE MOST CERTAIN WAY IN WHICH A LIMITED PARTNER MAY REALIZE IMMEDIATE CASH FROM HIS OR HER INTEREST(S). Thus, Limited Partners who desire liquidity may wish to accept the Offer rather than wait for uncertain cash distributions at an unknown time in the future. Those Limited Partners who choose to accept the Offer will have the benefit of a certain sale and therefore avoid the future expenses and complications in filing complex income tax returns which result from an ownership of the Interest(s).

         THE OFFER EXPIRES ON DECEMBER 15, 1995. In the event you would like to discuss this decision in greater detail, please call our Information Agent (The Herman Group) at the toll free number (800) 747-2979. Knowledgeable agents are available to answer any questions you may have. Our wishes for a safe and enjoyable holiday season are with you.


                                  WALTON STREET CAPITAL ACQUISITION CO., L.L.C.